Exhibit 4.2

DESCRIPTION OF TAYSHA GENE THERAPIES, INC. COMMON STOCK

The following description of the common stock of Taysha Gene Therapies, Inc., or the Company, and certain provisions of the Company’s amended and restated certificate of incorporation, or the certificate, the certificate of amendment to the certificate, or the amendment, and together with the certificate, the amended and restated certificate, and amended and restated bylaws, or restated bylaws, are summaries. These summaries are qualified in the entirety by reference to the provisions of the Delaware General Corporation Law and the complete text of the certificate, the amendment and the restated bylaws, which are incorporated by reference as Exhibits 3.1, 3.3, 3.4 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

General

The amended and restated certificate authorizes the Company to issue up to 700,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, all of which shares of preferred stock are undesignated. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting Rights

Each holder of the Company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 662/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, is required to amend certain provisions of the amended and restated certificate, including provisions relating to amending the Company’s restated bylaws, the classified board, the size of the Company’s board, removal of directors, director liability, vacancies on the Company’s board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of the Company’s common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of the Company’s common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of the Company’s common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that the Company’s board of directors may designate in the future.

Warrants to Purchase Common Shares

Pre-Funded Warrants

On August 14, 2023, we issued pre-funded warrants, or the 2023 Pre-Funded Warrants, to purchase up to 44,250,978 shares common of common stock. On June 26, 2024, we issued pre-funded warrants, or the 2024 Pre-Funded Warrants, to purchase up to 18,972,221 shares of common stock. On May 28, 2025, we issued pre-funded warrants, or the 2025 Pre-Funded Warrants, to purchase up to 25,858,586 shares of common stock (the 2023 Pre-Funded Warrants, 2024 Pre-Funded Warrants and 2025 Pre-Funded Warrants are referred to herein as the Pre-Funded Warrants).

Form

The Pre-Funded Warrants were issued as individual warrant agreements to certain investors. The form of 2023 Pre-Funded Warrant was filed as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on August 14, 2023. The form of 2024 Pre-Funded Warrant was filed as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on June 26, 2024. The form of 2025 Pre-Funded Warrant was filed as Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2025.

Fractional Shares

No fractional shares or scrip representing fractional shares will be issued in connection with the exercise of the Pre-Funded Warrants. In lieu of any fractional shares that would otherwise be issuable, we shall either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price (as defined in the Pre-Funded Warrants) or round up to the next whole share.

Exercise Limitations

Under the terms of the Pre-Funded Warrants, we may not give effect to the exercise of any such Pre-Funded Warrant, and a holder will not be entitled to exercise any portion of any such Pre-Funded Warrant, if, upon giving effect to such exercise, the aggregate number of common shares beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common shares would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, would exceed 4.99% or 9.99% of the number of common shares outstanding immediately after giving effect to such exercise. By giving written notice to us, a holder may increase or decrease the maximum percentage to any other percentage specified not in excess of 19.99%; provided that any such increase will not be effective until the sixty-first day after such notice is delivered to us.

Transferability

Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned upon surrender and written assignment of the Pre-Funded Warrant.

Exchange Listing

There is no established trading market for the Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to apply for the listing of Pre-Funded Warrants on the Nasdaq Stock Market, any other national securities exchange or any other nationally recognized trading system.

No Rights as a Shareholder

Except by virtue of such holder’s ownership of shares of our common shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until such holder exercises the Pre-Funded Warrant.

Registration of Shares Underlying Pre-Funded Warrants

The common shares underlying the 2023 Pre-Funded Warrants were registered on a Form S-3 registration statement, which was filed with the SEC on August 30, 2023 and declared effective on September 8, 2023.

The common shares underlying the 2024 Pre-Funded Warrants were registered on a Prospectus Supplement, which was filed with the SEC on June 26, 2024, to the Prospectus included in the Form S-3 registration statement, which was declared effective on October 14, 2021.

The common shares underlying the 2025 Pre-Funded Warrants were registered on a Prospectus Supplement, which was filed on May 29, 2025 to the Prospectus included in the Form S-3 registration statement, which was declared effective on December 20, 2024.

Exercise Price

Each Pre-Funded Warrant has an exercise price of $0.001 per share. In lieu of making the cash payment otherwise contemplated to be made to the Company upon exercise of a Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the Pre-Funded Warrants.

Term

Each Pre-Funded Warrant is exercisable immediately and is exercisable until the Pre-Funded Warrant is exercised in full.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-Funded Warrants, and, among other things, including the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our aggregate voting power, or any reorganization, recapitalization or reclassification of our common shares), the holders of the Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrant, the same amount and kind of securities, cash or property as the holder would have been entitled to receive upon the occurrence of such fundamental transaction if the holder had been, immediately prior to such fundamental transaction, the holder of the number of common shares underlying the Pre-Funded Warrant then issuable upon exercise in full of the Pre-Funded Warrant without regard to any limitations on exercise contained herein.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

The Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);
•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The amended and restated certificate provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of the Company’s common stock outstanding will be able to elect all of the Company’s directors. The amended and restated certificate and restated bylaws provide that directors may be removed by the stockholders only for cause upon the vote of 662/3% or more of the Company’s outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

The amended and restated certificate and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. The restated bylaws provide that only the Company’s Chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

The restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

The amended and restated certificate and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 662⁄3% or more of the Company’s outstanding common stock.

The amended and restated certificates gives the Company’s board of directors the authority, without further action by the Company’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Since the Company’s board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in the Company’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts. The Company believes that the benefits of these provisions, including increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company’s company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

The Company’s amended and restated certificate provides that the Court of Chancery of the state of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•any derivative action or proceeding brought on the Company’s behalf;

•any action asserting a breach of fiduciary duty;

•any action asserting a claim against the Company arising pursuant to the DGCL, the Company’s amended and restated certificate or the Company’s restated bylaws;

•any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate or the Company’s restated bylaws;

•any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the state of Delaware; or

•any action asserting a claim against the Company that is governed by the internal affairs doctrine.

The provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or to claims for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Company’s amended and restated certificate also provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although the Company’s amended and restated certificate contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), with offices at 55 Challenger Road, Ridgefield Park, NJ 07660.

Listing

The Company’s common stock is listed on the Nasdaq Global Select Market under the trading symbol “TSHA.”